UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5 to SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FOUNDATION MEDICINE, INC.
(Name of Subject Company)

ROCHE HOLDINGS, INC.
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
350465100
(Cusip Number of Class of Securities)

Frederick C. Kentz III Roche Holdings, Inc. 1 DNA Way, MS #24, South San Francisco, CA 94080 Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒       third-party tender offer subject to Rule 14d-1.
☐       issuer tender offer subject to Rule 13e-4.
☐       going-private transaction subject to Rule 13e-3.
☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 5 (“Amendment No. 5”) to the Tender Offer Statement on Schedule TO (as previously amended, together with any subsequent amendments thereto and together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on February 2, 2015 by Roche Holdings, Inc., a Delaware corporation (“Purchaser”). This Amendment No. 5 and the Schedule TO relate to the offer by Purchaser to purchase up to 15,604,288 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation, at a purchase price of $50.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”).

 Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5.

The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding a new paragraph at the end of the section entitled “Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights—Stockholder Approval”:

“On April 2, 2015, FMI held a special meeting of stockholders, where FMI stockholders approved the Company Charter Amendments, the Transaction Agreement and the transactions contemplated thereby (including the Issuance), and Purchaser’s anti-dilution rights under the Investor Rights Agreement. The FMI stockholder approval of these items satisfies the related closing condition for the Offer.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2015

ROCHE HOLDINGS, INC.
By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President and Tax Counsel